Exhibit 3


Contacts:   Susie Ter-Jung                            Jon Hotz
            Bunge Limited                             Edelman
            1-914-684-3398                            1-212-704-4446
            Susie-Ter-Jung@bunge.com                  Jonathan.Hotz@edelman.com


                     Bunge Shareholders Approve Resolutions
                                at Annual Meeting


WHITE PLAINS, NY - May 28, 2004 - Bunge Limited (NYSE: BG) shareholders today approved all resolutions put before its annual shareholders meeting.

Election of Directors

Shareholders elected the four Class I directors nominated for re-election. The terms of the Class I directors expire in 2007.

Other Business

Shareholders approved Bunge Limited's Amended and Restated Non-Employee Directors' Equity Incentive Plan.

Shareholders approved the appointment of Deloitte & Touche LLP as independent auditors for Bunge Limited for the fiscal year ending December 31, 2004 and the authorization of the Board of Directors, acting through the Audit Committee, to determine the independent auditors' fees.

About Bunge

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain. Founded in 1818 and headquartered in White Plains, New York, Bunge has 23,000 employees and locations in 30 countries. Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.